Video Transcription and Images on Campaign

Location: Pitch Video and images located on top of campaign

Video
Speaker: James Alford, CEO of Saltflix
Transcription:
“Hello. My name is James Alfred and I can't tell you how many times I've had to stop my son in the middle of a movie or television program because the content did not reflect the character or moral i was trying to instill in him. Saltflix was born out of a desire and I need to have safe spaces for people to watch quality film and television program without being concerned about whether it would challenge their christian faith or negatively influence their family. Saltflix is not just another platform it is a movement. The days of one shoe size fits all are over.Saltflix fits the Gap in the over one trillion dollar faith-based market in America. But Saltflixisnt just for americans,it is an international audience that desire to see faith and family friendly content Check us out at saltflix.com with over 500 hours of film and television content you will find dramas, scifi, adventures, thrillers, comedies, cartoons and more that are Faith and family friendly”

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